SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 0)*

Avani International Group, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title class of Securities)

05348F 20 5

(Cusip Number)

Windy Lam

#328-17 Fawcett Road,

Coquitlam, British Columbia, Canada

V3K 6V2

(604) 525-2386

(Name, Address and Telephone Number of Person to Receive

Notices and Communication)

September 26, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior page.

CUSIP No: 05348F 20 5

1) Name of Reporting Persons SS or IRS Nos. of above Persons:

David Beng Kwong Pok

No. 1, Jalan SS 3/46, Petaling Jaya

Selangor Darul Ehsan, Malaysia

2) Check the Appropriate Box if a Member of a Group:

(a) [ ]

(b) [X]

3) SEC Use Only:

4) Source of Funds:     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to

Items 2(d) or 2(e): N/A

6) Citizenship or Place of Organization: Malaysian

Number of Shares  7) Sole Voting Power: 1,000,000

Beneficially      8) Shared Voting Power: None

Owned by Each     9) Sole Dispositive Power: 1,000,000

Reporting Person 10) Shared Dispositive Power: None

With

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,000,000

12) Check if the Aggregate Amount in Row 11 Excludes

    Certain Shares: N/A

13) Percent of Class Represented by Amount in Row 11: 32.9%

14) Type of Reporting Person: IN

SCHEDULE 13D

Item 1. Security and Issuer.

Common Stock, $.0001

Avani International Group, Inc.

#328-17 Fawcett Road

Coquitlam, BC

Canada V3K 6V2

Item 2. Identity and Background.

(a) David Beng Kwong Pok             (d) No

(b) No. 1, Jalan SS 3/46,

    Petaling Jaya                    (e) No

    Selangor Darul Ehsan, Malaysia   (f) Malaysian

 (c) Director

     The Action Station

     No. 1, Jalan SS 3/46

     Petaling Jaya

     47300 Selangor Darul Ehsan. Malaysia

Item 3. Source and Amount of Funds or Other Consideration.

On September 26, 2001, the reporting person acquired from the issuer

500,000 shares of common stock and 500,000 common stock warrants for a total cash consideration of $25,000. Each common stock warrant enables the holder to purchase one share of common stock of the issuer.

The warrants are exercisable at $0.05 per share if before September 26, 2004,

at $0.06 per share if before September 26, 2005, and $0.07 per share if before September 26, 2006. Personal funds of the reporting person were used to acquire the described securities of the issuer.

Item 4. Purpose of Transaction.

To acquire for investment purposes 500,000 shares of common stock and 500,000 common stock warrants.

Item 5. Interest in Securities of Issuer.

On September 26, 2001, the reporting person acquired from the issuer

500,000 shares of common stock and 500,000 common stock warrants for a total cash consideration of $25,000. Each common stock warrant enables the holder to purchase one share of common stock of the issuer.

The warrants are exercisable at $0.05 per share if before September 26, 2003,

at $0.06 per share if before September 26, 2005, and $0.07 per share if before September 26, 2006. The reporting person has the sole power to vote or to direct the voting of these shares. Moreover, as of September 26, 2001, these securities represent 32.9% of the total issued and outstanding common stock of the issuer.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of Issuer.

None, other than as described herein.

Item 7. Material To Be Filed as Exhibits.

The agreements relating the to acquisition of control disclosed herein are incorporated by reference to the Company Form 8-K dated October 10, 2001.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Signature                Date: October 25, 2001

/s/ David Beng Kwong Pok

David Beng Kwong Pok

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